Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

*** Confidential material redacted and filed separately with the Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUESTED

Pursuant to 17 C.F.R. § 200.83

October 3, 2013

Confidential Treatment Requested By Veracyte, Inc.

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 John Reynolds, Assistant Director

Ruairi Regan, Staff Attorney

Pamela Howell, Special Counsel

Raj Ranjan, Senior Staff Accountant

Suying Li, Staff Accountant

Re:                             Veracyte, Inc.

Registration Statement on Form S-1

Commission File No. 333-191282

Ladies and Gentlemen:

Veracyte, Inc. (the “Registrant”) is hereby advising the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) of its preliminary indicative initial public offering (“IPO”) price range in order to assist the Staff in finalizing its review of the above-referenced Registration Statement.  In consultation with its underwriters, the Registrant currently anticipates that its preliminary estimated indicative IPO price range will be between $[***] and $[***] per share (or $[***] to $[***] after taking into account a proposed [***]-for-[***] reverse stock split to be effective prior to completion of the IPO).

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The Registrant respectfully advises the Staff that the above preliminary estimated indicative price range represents the Registrant’s current belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Registrant completes a valuation process with the underwriters of the offering.  This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the preliminary estimated indicative price range provided above is subject to further change, which may result from various factors, including but not limited to market conditions and subsequent developments in the Registrant’s business.  Upon completion of this valuation process with the underwriters, the Registrant anticipates that it will narrow the indicative price range to be not greater than $2.00 between the low end of the range and the high end of the range (on a post-split basis).  The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus.

The Registrant further notes that it performed a valuation of its common stock as of September 30, 2013 and determined the fair value of its common stock to be $3.03 per share.  The increase in the fair value of common stock to $3.03 per share as of September 30, 2013 from $1.98 per share as of June 2013 was primarily due to the general upswing in overall market conditions as well as specifically in the molecular diagnostic space,  the Registrant’s progress toward a liquidity event resulting in the PWERM weighting increasing from 70% to 90%, and continuing progress in the Registrant’s business including positive coverage decisions from Humana and other payers, issuance of a patent covering its thyroid diagnostics, and improving collections.  The Registrant also supplementally advises the Staff that on September 10, 2013, the Registrant granted options to purchase 36,000 shares (on a pre-split basis) of its common stock at an exercise price of $1.98 per share, but following receipt of the September 30, 2013 valuation, the Registrant reassessed the fair value of the common stock underlying such options and determined that the fair value should be based on the September 30, 2013 valuation.  Additionally, on October 2, 2013, the Registrant granted options to purchase 88,500 shares (on a pre-split basis) of its common stock at an exercise price of $3.03 per share.

Please let us know if you have any questions or need additional information.  You may contact the undersigned at (650) 233-4670 or Stanton D. Wong at (415) 983-1790.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Veracyte, Inc.
Bonnie H. Anderson
Shelly D. Guyer

Simpson Thacher & Bartlett LLP
William H. Hinman
Jean Y. Park

Pillsbury Winthrop Shaw Pittman LLP
Stanton D. Wong
Christina F. Pearson